UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE
SECURITIES ACT (ONTARIO)

1. Reporting Issuer

CREO PRODUCTS INC. ("Creo")
3700 Gilmore Way
Burnaby, British Columbia
V5G 4M1

2. Date of Material Change

May 2, 2001

3. Press Release

Date of Issuance: May 3, 2001

Place of Issuance: Burnaby, British Columbia

4. Summary of Material Change

Creo Products Inc. (NASDAQ - CREO, TSE - CRE) announced that Charles Young joined Yoav Chelouche as Co-Chair of the Board of Creo. In addition, Creo announced the appointment of Meir Shannie, CEO and President of Clal Industries and Investments Ltd, to the Creo Board of Directors.

5. Full Description of Material Change

Creo announced that Charles Young joined Yoav Chelouche as Co-Chair of the Board of Creo. Mr. Young, who has been on Creo's Board since September 1999, replaced Raffi Amit as Co-Chair who left the Board in February 2001. In addition, Creo announced the appointment of Meir Shannie, CEO and President of Clal Industries and Investments Ltd, to the Creo Board of Directors. Mr. Shannie succeeded Rimon Ben-Shaoul, who stepped down from the Creo Board following his appointment as Co-Chairman and President of Koonras Technologies Ltd.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securities Act (Ontario)

Not applicable.

7. Omitted Information

Not applicable

8. Senior Officers

For further information contact:

Michael Graydon
Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
V5G 4M1

Telephone: (604) 451-2700
Facsimile: (604) 419-2724

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 4th day of May 2001.

CREO PRODUCTS INC.

Per: "Paul Kacir"
(Authorized Signatory)

Paul Kacir
Assistant Corporate Secretary
(Print Name and Title)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: May 7, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary